NUVEEN GLOBAL CITIES REIT, INC.

730 THIRD AVENUE, 3RD FLOOR

NEW YORK, NY 10017

(212) 490-9000

June 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Global Cities REIT, Inc.

Registration Statement on Form S-11/A

File No. 333-252077

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nuveen Global Cities REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 2:00 p.m., on July 2, 2021, or as soon as practicable thereafter. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding the foregoing, please contact Jason Goode of Alston & Bird LLP, counsel to the Company, at (404) 881-7986.

[Signature Page Follows]

Sincerely, NUVEEN GLOBAL CITIES REIT, INC.

By:	/s/ James E. Sinople
Name:	James E. Sinople
Title:	Chief Financial Officer and Treasurer

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP

Mr. Jason W. Goode, Alston & Bird LLP

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